Exhibit 99.1

May 5th, 2020

To our Shareholders, Colleagues, and Business Partners,

I would like to take this opportunity to provide you with an update on Evogene’s and its subsidiaries’ key achievements during 2019, as well as to provide an update for 2020 to date.

2019 was a year full of activity and achievements for Evogene. As a company, we focused mainly on completing the transition to Evogene’s new corporate structure with the establishment of our subsidiaries, pursuant to the revised business strategy announced at the beginning of 2018. I am very pleased to see the initial signs of success from this transition, including Lavie Bio’s strategic fundraise in August 2019 from agricultural leader Corteva, and AgPlenus’ strategic collaboration in the area of novel herbicides during the first quarter of 2020. We look forward to continuing to harvest the fruits of the company’s revised business strategy during the remainder of this year and beyond.

Before reviewing our progress, I would like to address the impact of the COVID-19 pandemic on the company’s activities. First, I want to assure our shareholders that the company and its employees are working in compliance with the restrictions and guidelines provided by the Israeli health authorities in order to ensure the health of our employees, and I am happy to share that to the extent of our knowledge, none of our Evogene employees has contracted the virus. A majority of our employees are working remotely with only the essential workers completing necessary activities in labs and greenhouses. As of the date of this letter, we have not found it necessary to change any of our main targets and goals for 2020; if this changes, we will update you in our quarterly announcements. I would also like to take this opportunity to thank our employees for their great efforts and commitment during this challenging time.

I am confident we all share the vision of revolutionizing the way life-science based products are developed by using computational biology technologies. We, at Evogene, are certain that computational biology, with its far-reaching implications on modern life, is a critical tool. While other industries have implemented the technologies and processes of ‘Industry 4.0’ and have long understood the value of digitizing the world, the power of digitizing biology has yet to be unlocked.

From its initiation, Evogene has been at the cutting edge of this field and is today positioned better than ever to capture the value of this revolution that is beginning to take place and gaining traction within conventional life-science markets. At the core of Evogene is the belief that the focused incorporation and integration of the most advanced computational technologies, such as artificial intelligence, advanced algorithms, and “big data” methodologies, with the ongoing revolutions in understanding biology, have the potential to revolutionize the development of life science based products.  We refer to this revolution as “decoding biology” and are confident that it will be able to successfully address the three very difficult aspects of life-science based development: the time required, the cost, and most importantly the probability of success.

In this regard, Evogene’s major strategic accomplishment to date has been the establishment of our unique, and broadly applicable, CPB platform.  The development and validation of our CPB platform required more than a decade of multidisciplinary research and development at the highest level, both working on our own and in collaboration with some of the leading life science-based companies in the world, and total expenditures of tens of millions of dollars.

The CPB platform aims to revolutionize the development of life-science based products in two main aspects – in the discovery of candidates and in the optimization of these candidates along the development route. With respect to discovery, the primary capability of the CPB platform is the computational selection of the most promising candidates to initiate the product development process. With respect to optimization, the primary capability of the CPB platform is the computational analysis, supporting the selected candidates to successfully address specific product development challenges up to the point of commercialization. Today, we use the CPB platform to provide solutions for the development of life-science products, which are based on microbes, small molecules and genetic elements - the core components of many new life science products.

I am very proud to say that due to these unique capabilities all of our subsidiaries already have product pipelines far more advanced than could reasonably be expected with traditional development methodologies.  This unique power of the CPB platform is being further documented by each announcement of rapid – and successful – pipeline advancement made by our subsidiaries and strategic partners.

In order to capture the value of our technology, the company operates through the following two business models - direct co-development with strategic partners for defined products, and establishment of subsidiaries to advance product development and commercialization in defined fields of activity.

1.
Direct co-development partnership with a strategic partner for the development of defined products - in such cases, Evogene will usually partner on early-stage development while the later-stage development and commercialization of the product will likely be done by our partner.  Evogene’s revenues will typically be based on licensing and research fees, milestone payments and revenue sharing of the product.

2.
Establishment of subsidiaries to advance product development and commercialization in  defined fields of activity – in such cases, Evogene establishes a subsidiary with an exclusive license to use the CPB platform in the defined field (to date, Evogene has established five such subsidiaries). The subsidiary may decide to develop and commercialize products independently or through strategic collaborations. Evogene’s revenues will typically be based on licensing and research fees, consolidated revenues of its subsidiaries, dividends and the sale of its equity in the subsidiaries.

Following is a diagram of Evogene’s corporate structure as of, 31.03.2020 (percentage indicate Evogene's holding):

Below is a summary of our key milestones & achievements during 2019, by market:

AGRICULTURE:

AgPlenus – focusing on the development of Ag-Chemicals

•	Promising greenhouse results of compounds confirming a new Mode-of-Action, indicating significant progress in its herbicide pipeline.

•	Strategic collaboration with Corteva for the co-development of new Mode-of-Action herbicides, based on herbicidal candidates discovered by AgPlenus (agreement finalized and signed March 2020).

Lavie Bio – focusing on the development of Ag-Biologicals

•	Established February 2019.

•	Strategic equity investment from Corteva, which included US$10 million and the transfer of Corteva’s holdings in Taxon Biosciences, for approximately 28% of Lavie Bio’s shares.

•
Lavie Bio’s leading bio-stimulant product candidate for wheat (LAV211), advanced into ‘development stage 2’, following a series of trials for its wheat bio-stimulants candidates, in which LAV211 exhibited consistent positive results across commercial varieties in target locations.

•
Advancements in bio-fungicide and bio-insecticide product programs, including the successful completion with positive results of vineyard trials in Europe in its bio fungicide program for fruit and vegetables.

Ag-Seeds (division) – focusing on improving seed traits

•	Amended Evogene’s corn disease resistance research collaboration agreement with Bayer to include genome editing targets after achieving positive results in greenhouse testing conducted by Bayer.

HUMAN HEALTH

Biomica – focusing on the development of human microbiome-based therapeutics

•	Significant advancement of its immuno-oncology program with completion of its first pre-clinical study.

•	Initiation of pre-clinical trials in its Inflammatory Bowel Disease (IBD) program.

•
Collaboration between Biomica and Weizmann Institute of Science to develop a selective treatment against antibiotic resistant bacteria - in-licensing IP and knowhow generated by Prof. Ada E. Yonath, Nobel Prize laureate.

Canonic – focusing on the development of precise and stable medical cannabis products

•	Established April 2019.

•	Received all regulatory approvals for its activities and established dedicated facilities for cannabis breeding and completed two cannabis growth cycles.

•	Successful import of a diverse genetic collection to fit its product development program.

•	Agreement with Hadassah Medical Center for pre-clinical studies to support the development of Canonic’s medical cannabis products.

INDUSTRIAL APPLICATIONS

Casterra – focusing on developing seeds and ag-solutions for castor bean.

•	Advancement of semi-commercial trials which lead to the decision to focus company efforts on the Brazilian market.

•	Initial revenues from seed sales in Brazil.

In 2020 and onward, each subsidiary is working towards a clear set of goals, which includes the strengthening of their balance sheets, as was accomplished by Lavie Bio's strategic fundraise from Corteva. Regarding additional specific targets we expect to reach in 2020, we provided company-specific milestones that mark the path to success in the press release that accompanied our financial statements for the full year of 2019, and urge you to follow our publications in 2020 to follow the company's expected progress.

I want to emphasize that despite the progress achieved in our subsidiaries' development pipelines, as presented, I believe there is a large discrepancy between the status of our activities and the perception of the company in the capital markets. In 2020, we intend to work hard to close this information gap and to portray the true value of Evogene and its subsidiaries.

To conclude, the execution of our vision to be a global leader in "decoding biology" in life-science based industries, has led us to create a unique computational platform, the CPB platform, for improving the efficacy of life science product development and for our subsidiaries to establish valuable product pipelines, for addressing the need in life-science based industries for novel products.

I would like to thank you all for your continued support and engagement throughout Evogene’s journey, and particularly at this difficult time, wish all of you good health.

Ofer Haviv

President  & Chief Executive Officer, Evogene

*A Hebrew translation of this letter is available on the company’s website: www.eveogene.com

Forward Looking Statements

This letter contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.